Exhibit 12.1

Statements re: Computation of Ratios
$ in millions

	12 Months Ended		11 Months Ended	12 Months Ended
	January 31, 2015	February 1, 2014	February 2, 2013	March 3, 2012	February 26, 2011
Ratio of Earnings to Fixed Charges:
Earnings:
Earnings from continuing operations before income taxes, noncontrolling interests and equity in income (loss) of affiliates	$1,387	$1,083	$4	$2,082	$2,177

Fixed Charges:
Interest portion of rental expense	250	254	238	268	258
Interest expense	90	100	99	111	61

Total fixed charges	340	354	337	379	319

Earnings available for fixed charges	$1,727	$1,437	$341	$2,461	$2,496

Ratio of earnings to fixed charges	5.08	4.06	1.01	6.49	7.82